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                             April 13, 2023

       Dennis C. Schemm
       Chief Financial Officer
       Trex Company, Inc.
       160 Exeter Drive
       Winchester, Virginia 22603-8605

                                                        Re: Trex Company, Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2022
                                                            Filed February 27,
2023
                                                            File No. 001-14649

       Dear Dennis C. Schemm:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2022

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Liquidity and Capital Resources, page 37

   1. Please provide a more informative discussion and analysis of cash flows from operating activities, including
changes in working capital components, for the periods presented. In doing so, explain the
underlying reasons and implications of material changes between periods to provide
investors with an understanding of trends and variability in cash flows.
                                                        Also ensure that your
disclosures are not merely a recitation of changes evident from the financial statements.
For example, explain the reasons for the changes in inventories and accounts receivable
from fiscal 2021 to 2022. Please refer to Item 303(a) of Regulation S-
                                                        K and SEC Release No.
33-8350.
 Dennis C. Schemm
Trex Company, Inc.
April 13, 2023
Page 2
Financial Statements
Notes to Consolidated Financial Statements
17. Segment Information, page F-31

2. Please revise future filings to disclose revenues by product in accordance with ASC 280-
         10-50-40. We note, for example, that you discuss major product categories on page 2, including decking and accessories, railing and fencing.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Heather Clark at 202-551-3624 or Andrew Blume at 202-551-3254 with any questions.



FirstName LastNameDennis C. Schemm                           Sincerely,
Comapany NameTrex Company, Inc.
                                                             Division of
Corporation Finance
April 13, 2023 Page 2                                        Office of
Manufacturing
FirstName LastName